3/16/2004

04003035

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C. FEB 27 2004 516

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8- 52388

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

D.F. Hadley & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2321 Rosecrans Ave., Ste. 3255
(No. and Street)

El Segundo, (City) California (State) 90245 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Hadley (310) 643-7090
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3.18.2004

OATH OR AFFIRMATION

I, David Hadley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining tó the firm of D.F. Hadley & Co., Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn (~~or affirmed~~) to before me this 26th day of Feb, 2004
by David Hadley.

Notary Public

Signature

President

Title

MICHAEL OHANNESIAN
COMM. #1254394
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires March 20, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
D.F. Hadley & Co., Inc.

I have audited the accompanying statement of financial condition of D.F. Hadley & Co., Inc. (an S Corporation) as of December 31, 2003 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D.F. Hadley & Co., Inc. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
February 10, 2004

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

D.F. Hadley & Co., Inc.
Statement of Financial Condition
December 31, 2003

Assets

Cash	$ 3,567
Accounts receivable	231,170
Notes receivable	20,000
Furniture and equipment, net of $17,624 accumulated depreciation	31,847
Securities, not readily marketable	6,660
Deposits	2,500
Intangible assets, net of $1,300 accumulated amortization	200
Total assets	$ 295,944

Liabilities & Stockholder's Equity

Liabilities

Accounts payable	$ 19,196
Income taxes payable	2,635
Payable to officer	31,386
Total liabilities	53,217

Stockholder's equity

Common stock, no par value, 10,000 share authorized 1,000 shares issued and outstanding	1,000
Additional paid-in capital	149,000
Retained earnings	92,727
Total stockholder's equity	242,727
Total liabilities & stockholder's equity	$ 295,944

The accompanying notes are an integral part of these financial statements.

D.F. Hadley & Co., Inc.
Statement of Income
For the year ended December 31, 2003

Revenues	
Corporate fee income	$ 453,000
Interest income	396
Loss on expired option	(4,773)
Other income	8,666
Total revenues	457,289
Expenses	
Employee compensation and benefits	79,162
Communications	4,600
Occupancy and equipment rental	3,533
Taxes, other than income taxes	6,095
Other operating expenses	134,002
Total expenses	227,392
Income before income taxes	229,897
Income tax provision	3,435
Net income	$ 226,462

The accompanying notes are an integral part of these financial statements.

D.F. Hadley & Co., Inc.
Statement of Changes in Stockholder's Equity
For the year ended December 31, 2003

	Common Stock	Additional Paid - In Capital	Retained Earnings (Accumulated Deficit)	Total
Balance at December 31, 2002	$ 1,000	$ 149,000	$ (63,735)	$ 88,265
Net income	–	–	226,462	226,462
Distributions	–	–	(70,000)	(70,000)
Balance at December 31, 2003	$ 1,000	$ 149,000	$ 92,727	$ 242,727

The accompanying notes are an integral part of these financial statements.

D.F. Hadley & Co., Inc.
Statement of Cash Flow
For the year ended December 31, 2003

Cash flows from operating activities:

Net income (loss)		$ 226,462
Adjustments to reconcile to net income (loss) to net cash used in operating activities		
Depreciation	$ 7,351	
Amortization	300	
(Increase) decrease:		
Accounts receivable	(217,779)	
Prepaid expenses	750	
(Decrease) increase:		
Accounts payable	19,115	
Income taxes	2,635	
Total adjustments		(187,628)
Net cash provided by operating activities		38,834
Cash flows from investing activities:		
Lease deposit	(2,500)	
Purchase of equipment	(25,432)	
Purchase of not readily marketable securities, net	(1,887)	
Net cash used in investing activities		(29,819)
Cash flows from financing activities:		
Distribution	(70,000)	
Proceeds from loan from officer	30,939	
Issuance of note receivable	(20,000)	
Net cash used in financing activities		(59,061)
Net decrease in cash		(50,046)
Cash at beginning of year		53,613
Cash at end of year		$ 3,567

Supplemental disclosure of cash flow information:

Income taxes paid	$ 800
Interest paid	$ –

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

D.F. Hadley & Co., Inc. (The "Company") was incorporated in California on August 18, 1999. In August 2000 the Company became a registered broker/dealer in securities under the Securities Exchange Act of 1934, as amended, to provide investment banking services and strategic consulting services. The Company is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC).

Corporate fee income generally consists of retainers that are paid after letters of agreement are signed for consulting and investment banking business, as well as success fees upon the closing of transactions in which the Company participated. In 2003, the Company earned 100% of its corporate fee income from ten (10) clients including 51% of its corporate fee income from one client. No other client accounted for more than 10% of corporate fee income.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company recognizes its corporate fee income when earned, usually after completion of the assignment or upon receipt of non-refundable retainers or fee payments.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives ranging from five (5) to (7) in a manner consistent with Federal depreciation guidelines.

Intangible assets are being amortized on a straight-line basis over 60 months. Amortization expense for the year ended December 31, 2003 was $300.

Advertising costs are expensed as incurred.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company, with the consent of its stockholders, has elected to be an S Corporation and accordingly has its income taxed under Section 1362 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the stockholders are taxed on the Company's taxable income. Therefore, no provision or liability for Federal income taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise tax and a tax rate of 1.5% over the minimum Franchise fee of $800.

The Company has elected to report the statement of changes in stockholder's equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

Note 2: SECURITIES, NOT READILY MARKETABLE

These securities are unregistered stock valued at cost.

Note 3: FURNITURE AND EQUIPMENT

The furniture and equipment are recorded at cost.

		Depreciable Life Years
Furniture	$ 14,291	7
Equipment	35,180	5
	49,471	
Less accumulated depreciation	(17,624)	
Net furniture and equipment	$ 31,847	

Depreciation expense for the year ended December 31, 2003 was $7,351.

Note 4: INCOME TAX PROVISION

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided.

The tax provision for $3,435 represents the California tax provision on income. Similar to the Federal Rules, the net income passes through to the stockholder so that both federal & state taxes are primarily paid on the individual level.

Note 5: COMMITMENTS AND CONTINGENCIES

In December of 2003, the Company entered into a 24 month lease for office space. The lease commenced in February 2003. Future minimum lease expenses are as follows:

Year Ending December 31,	
2004	$ 25,630
2005	27,960
2006	2,330
Thereafter	–
	$ 55,920

There was no rent expense for the year ended December 31, 2003.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, the FASB issued Interpretation 46, *Consolidation of Variable Interest Entities*. In general, a variable interest entity is a corporation, partnership, trust, or any legal structure used for business purposes that either (a) does not have interest entity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities.

Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to transactions entered into prior to February 1, 2003 in the first

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of the Interpretation on July 1, 2003 did not have a material impact on the Company's financial statements.

In April 2003, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The Statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

In May 2003, The FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristic of both Liabilities and Equity*. The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer clarify a financial instrument that is within its scope as a liability (or an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day.

On December 30, 2003, the Company recognized $215,000 of income in connection with the closing of a private placement for which it served as private placement agent, and recorded an accounts receivable in connection therewith. Such fee was collected on January 2, 2004. In the Company's initial FOCUS filing for December 31, 2003, the Company treated the receivable as an allowable asset for the purposes of calculating net capital. The Company was subsequently informed by the National Association of Securities Dealers ("NASD"), that such receivable was not an allowable asset for the purposes of net capital. As a result of the receivable not being an eligible asset, and due

Note 7: NET CAPITAL REQUIREMENTS
(Continued)

to the timing of the Company's recognition of related expenses and disbursements of funds, the Company has determined that it had net capital deficiency on December 31, 2003 of ($54,650). At December 31, 2003, the Company's ratio of aggregate indebtedness ($53,217) to net capital was not applicable as the Company had no net capital.

The Company's net capital position was restored to material excess on January 2, 2004, when the Company collected the outstanding receivable. On February 11, 2004, the NASD informed the Company that its original net capital calculation was incorrect. On February 12, 2004, pursuant to SEC rule 17a-11, the Company informed the NASD and the SEC of its net capital deficiency from December 31, 2003 until January 2, 2004. The Company also provided evidence that the net capital deficiency had been corrected as of January 2, 2004.

Note 8: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference between the computation of net capital under net capital SEC rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 175,066
Adjustments:		
Ineligible receivables	$ (222,082)	
Accrual of income taxes	(2,634)	
Total adjustments		(224,716)
Net capital per audited statements		$ (49,650)

D.F. Hadley & Co., Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2003

Computation of net capital		
Stockholder's equity		
Common stock	$ 1,000	
Additional paid-in capital	149,000	
Retained earnings	92,727	
Total stockholder's equity		$ 242,727
Less: Non allowable assets		
Ineligible accounts receivable	(231,170)	
Note receivable	(20,000)	
Furniture and equipment, net	(31,847)	
Investments, not readily available	(6,660)	
Prepaid expenses	(2,500)	
Intangible assets, net	(200)	
Net adjustments to stockholder's equity		(292,377)
Net capital deficiency		(49,650)
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 3,547	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		(5,000)
Excess net capital deficiency		$ (54,650)
Ratio of aggregate indebtedness to net capital	n/a	

There was a difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2003. See note 8.

See independent auditor's report.

D.F. Hadley & Co., Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2003

A computation of reserve requirements is not applicable to D.F. Hadley & Co., Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

See independent auditor's report.

D.F. Hadley & Co., Inc.
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of December 31, 2003

Information relating to possession or control requirements is not applicable to D.F. Hadley & Co., Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

See independent auditor's report.

D.F. Hadley & Co., Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2003

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
D.F. Hadley & Co., Inc.

In planning and performing my audit of the financial statements and supplemental schedules of D.F. Hadley & Co., Inc. for the year ended December 31, 2003, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by D.F. Hadley & Co., Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
February 10, 2004